UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.  20549


                               FORM 12b-25

NOTIFICATION OF LATE FILING

CHECK ONE):/ /Form 10-K/ /Form 20-F/ /Form 11-K/X/Form 10-Q/ /Form N-SAR

                   For Period Ended:  January 31, 2000
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                  /   /  Transition Report on Form 10-K
                  /   /  Transition Report on Form 20-F
                  /   /  Transition Report on Form 11-K
                  /   /  Transition Report on Form 10-Q
                  /   /  Transition Report on form N-SAR
                     For the Transition Period Ended:
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READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM, PLEASE PRINT OR
TYPE. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I  -- REGISTRANT INFORMATION

          Tri-National Development Corporation

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Full Name of Registrant

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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)

     480 Camino Del Rio South, Suite # 140

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City, State and Zip Code

     San Diego, California 92108

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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12B-25(b), the following should be completed.
(check box if appropriate)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
/ /  (c)  The accountant's statement or other exhibit required by Rule 12B-
          25 (c) has been attached, if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company previously issued a private placement of 9-month promissory notes ("Notes"). The Notes were sold and serviced by an investment banking firm, who relied on a federal exemption from registration. While the Company believes it properly met the "commercial paper" exemption and used the proceeds from the Notes to acquire real estate, a few states have found the Company to be in violation of their particular state regulations. At the advise of Legal Counsel, the Company voluntarily ceased all sales and renewals of the Notes. In addition, the Company has taken back the servicing and accounting of the Notes, including payoffs, accruals and monthly interest payments. In order to protect the Noteholders, the Company has diverted a lot time and resources and spent an enormous amount of accounting hours to effect a smooth transition. This will require additional time to complete the nine months ended report.

The Company expects to file the unaudited financial statements for period ending January 31, 2000 no later than April 1, 2000.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Jason  A. Sunstein          (619)  718-6370
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         (Name)              (Area code and telephone Number)

(2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 80 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report (s) been filed? If answer is no, identify report(s).
                                                       /X/Yes     /  /No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
     report or portion thereof?    /  /Yes    /X/No

If so, attach an explanation of the anticipated change, both narratively and quantatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

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                        Tri-National Development
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              (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 15, 2000                   By:  /s/
                                        Michael A. Sunstein,
                                        Chairman/President/CEO
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 -----------------------------ATTENTION-------------------------------

       INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
              CRIMINAL VIOLATIONS  (SEE 18 U.S.C.  1001)
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